SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 11, 2017.

TRANSLATION

Buenos Aires, December 11, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Rating of Class LIV Negotiable Obligations

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, we inform you that YPF S.A.’s Class LIV Negotiable Obligations have received a rating of “B” from the ratings agency Fitch Ratings, Inc. and a rating of “B+” from the ratings agency S&P Global Ratings, both on an international scale.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 11, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer